UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Casatera, Inc.

Legal status of issuer

Form
c-corp

Jurisdiction of Incorporation/Organization
Delaware, United States

Date of organization
September 22, 2021

Physical address of issuer
850 New Burton Road, Suite 201, Dover, Delaware 19904

Website of issuer
https://www.drinkcasatera.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,235,000

Deadline to reach the target offering amount
February 1, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$237,122	N/A
Cash & Cash Equivalents	$90,059	N/A
Accounts Receivable	$5,173	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$560	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income (Loss)	$(162,878)	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 29, 2022

Casatera, Inc.

Up to $1,235,000 of Convertible Note

Casatera, Inc., (“Casatera, Inc.”, “Casatera Tequila Seltzer”, “Casatera the “Company”, “we”, “us”, or “our”), is offering up to $1,235,000 worth of Convertible Note of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 1, 2023, (the “Grace Period Date”). The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. Investors who completed the subscription process by January 18, 2023 (the “Campaign End Date”) will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://www.drinkcasatera.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/casatera

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Casatera, Inc. ("the Company") is a Delaware, United States c-corp, incorporated on September 22, 2021.

The Company is located at 850 New Burton Road, Suite 201, Dover, Delaware 19904.

The Company's website is https://www.drinkcasatera.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/casatera
and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Convertible Note being offered	$25,000
Maximum amount of Convertible Note	$1,235,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	February 1, 2023
Use of proceeds	See the description of the use of proceeds on page 11 and 12 hereof.
Voting Rights	See the description of the voting rights on pages 10, 11, and 12 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to continue operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not have an employment contract in place with Kyle King or George Cultraro II, the co-founders. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Kyle King or George Cultraro II were to leave Casatera, Inc., the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, which are counting towards escrow. Approximately $350,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on November 8, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch.

The Company's cash position is relatively weak. The Company currently has only $100,191.02 in cash balances as of October 31, 2022. This equates to about 2 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has not filed a Form D for its prior equity offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to complete this filing with the SEC or get an exemption may lead to potential risks such as late penalties, fines, the right of investors to get their investments back, and even further charges. The Company has not received any notification of any of these penalties, and successfully closed on investments from these prior equity rounds. There is limited risk to current investors due to the late Form D filings.

The Convertible Notes being sold in this offering accrue simple interest. Simple interest is a form of interest that can result in a lower conversion amount compared to a Convertible Note that accrues compound interest. Please see more detail in the Convertible Note in the Data Room.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company has the following related party transactions. As of December 31, 2021, the Company had a receivable from one of the shareholders for $5,173. In January of 2022, the Company entered into a promissory note agreement for $125,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the six-month anniversary of this note. In January of 2022, the Company entered into a promissory note agreement for $125,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the three-month anniversary of this note. In August of 2022, the Company entered into a promissory note agreement for $150,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the six-month anniversary of this note.

The Company has outstanding liabilities. The Company has outstanding promissory notes with shareholders worth approximately $400K in principle with terms as detailed in the risk regarding related party transactions.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on George Cultaro II and Kyle King. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the ***Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer.*** In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company relies on other companies to provide ingredients for their products. They depend on these suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of major components or subsystems for their products, or from whom they acquire such items, do not provide ingredients which meet required specifications and perform to their and their customers'

expectations. Their suppliers may be less likely than them to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where they rely on only one or two subcontractors or suppliers for a particular ingredient.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed regulation crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

Risks Related to the Securities

The Convertible Note will not be freely tradable until one year from the initial purchase date. Although the Convertible Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Note. Because the Convertible Note have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Note have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Convertible Note may also adversely affect the price that you might be able to obtain for the Convertible Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Convertible Note that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Note reach their maturity date, investors (by a decision of the Convertible Note holders holding a majority of the principal amount of the outstanding Convertible Note) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Note into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Note. The Convertible Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF

offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

The Problem
There is a lack of higher-ABV, better-for-you, ready-to-drink (RTD) cocktail options. Most RTD cocktails contain high amounts of sugar, carbohydrates and calories—and are oftentimes low in ABV. And while 80% of U.S. consumers plan to drink RTD cocktails in 2022, 77% of consumers want to do more to stay healthy in the future.

This puts consumers at odds with themselves at a time when:

Americans are now buying more RTDs than traditional bottled spirits—and the category is set to soon exceed all of wine.
This growth is expected to give the category command of 8% of total beverage alcohol by 2025, up from the current 4% share.
RTDs are expected to be about 22% of U.S. alcohol sales by 2025—up from 9.6% in 2020.
M&A activity by large alcohol companies is common, and spirits companies have seen exits at 10-20x revenue.
Meanwhile, Tequila is experiencing unprecedented growth:

Tequila has become one of the fastest-growing spirit in the U.S., with sales up 30.1% in 2021 compared to 2020.
In 2022, Tequila sales are projected to outpace American whiskey sales for the first time.
Tequila sales are expected to surpass vodka sales in 2023, which would make it the U.S.'s most-purchased spirit by value, at around $13.3B.

The Solution
Meet Casatera, a range of 7% ABV, zero sugar, zero carb Tequila seltzers using Tequila from an award-winning distillery in Mexico. Available in Lime, Grapefruit and Strawberry, with a new Tropical Collection coming in early 2023, each Casatera is perfectly balanced, expertly blended, and made with all-natural ingredients.

Business Plan

Traction
Since launching on January 29, 2022, Casatera has expanded to 8 markets (CT, FL, MA, ME, NH, NJ, NY, RI). In October 2022, Casatera surpassed $228k in YTD revenue and is available in more than 350 liquor stores, restaurants, bars and hotels, such as Total Wine & More.

Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.5% of the proceeds, or $1,235,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.31% of the proceeds, or 102,625, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Closing Amount Raised	% if Maximum Amount Raised
Advertising and Marketing	50%	50%
Sales and Support	36%	36%
General Business Expenses	9%	9%
Travel	5%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
George Cultraro II	Founder	Responsible for providing strategic, financial and operational leadership.
Kyle King	Founder	Responsible for providing strategic, financial and operational leadership.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	10,799,983	As defined in COI	N/A	N/A	98.63%	See COI
Service Provider Options	150,000	Only if Exercised	N/A	N/A	1.37%	N/A
Reserved Equity Incentive Pool	850,000	Only if Exercised	N/A	N/A	7.2%	N/A

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership
A majority of the Company is owned by George Cultraro II and Kyle King.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
George Cultraro II	Common Stock	24.20%
Kyle King	Common Stock	24.20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Casatera, Inc. was incorporated on September 20, 2021, in the state of Delaware. On September 21, 2021, the company Casatera, Inc. and Casatera, LLC (a Massachusetts limited liability formed on February 17, 2021) were merged. The surviving corporation is Casatera, Inc. The financial statements of Casatera Inc. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Boston, Massachusetts.

Casatera, Inc. is engaged in the production of premium, zero sugar Tequila seltzers made for health-conscious consumers using Tequila from an award-winning distillery in Mexico. Launched in Florida on January 29, 2022, Casatera is available in CT, FL, MA, ME, NH, NJ, NY, and RI in more than 300 liquor stores, restaurants, bars, and hotels, including select Total Wine and More and Omni Hotels & Resorts.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $100,191.02 in cash on hand as of October 31, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The Convertible Notes are being offered with a valuation cap of $5,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor’s stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business,

e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	April 2021	Section 4(a)(2)	Common Equity	$300,000	Continuing working capital
Seed Round 1	February 2022	Section 4(a)(2)	Common Equity	$350,000	Continuing working capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Convertible Note sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Note sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Note plus accrued unpaid interest, or the amount of stock the Convertible Note would convert into under the valuation cap; or

- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Note accrue an annual interest rate of 7%.

The securities into which the Convertible Note in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

However, investors who invest $125,000 or greater will be considered "Major Investors" under the Convertible Note. All other investors will be considered “non-Major Investors.” Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Note in the Regulation D offering convert under similar terms to the Convertible Note in this Regulation CF offering.

Dilution
Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes

may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

As of December 31, 2021, the Company had a receivable from one of the shareholders for $5,173.

In January of 2022, the Company entered into a promissory note agreement for $125,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the six-month anniversary of this note.

In January of 2022, the Company entered into a promissory note agreement for $125,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the three-month anniversary of this note.

In August of 2022, the Company entered into a promissory note agreement for $150,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the six-month anniversary of this note.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be canceled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may

choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

George Cultraro II
(Signature)

George Cultraro II
(Name)

Founder
(Title)

Kyle King
(Signature)

Kyle King
(Name)

Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

George Cultraro II
(Signature)

George Cultraro II
(Name)

Founder
(Title)

November 29, 2022
(Date)

Kyle King
(Signature)

Kyle King
(Name)

Founder
(Title)

November 29, 2022
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

CASATERA, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (SEPTEMBER 20, 2021) YEAR ENDED DECEMBER 31, 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Casatera, Inc.
Boston, Massachusetts

We have reviewed the accompanying financial statements of Casatera, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (September 20, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 19, 2022
Los Angeles, California

As of December 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	90,059
Inventory		141,890
Due from related parties		5,173
Total current assets		**237,122**
Total assets	**$**	**237,122**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities		**-**
STOCKHOLDERS EQUITY		
Common Stock		1,080
Additional Paid in Capital		398,920
Retained earnings/(Accumulated Deficit)		(162,878)
Total stockholders' equity		**237,122**
Total liabilities and stockholders' equity	**$**	**237,122**

See accompanying notes to financial statements.

Inception (September 20, 2021)		**December 31, 2021**
(USD $ in Dollars)		
Net revenue	$	560
Cost of goods sold		-
Gross profit		560
Operating expenses		
General and administrative		20,304
Sales and marketing		143,140
Total operating expenses		163,444
Operating income/(loss)		(162,884)
Interest expense		-
Other Loss/(Income)		(6)
Income/(Loss) before provision for income taxes		(162,878)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(162,878)**

See accompanying notes to financial statements.

CASATERA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In	Retained earnings/	Total Shareholders'
	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Inception date September 20, 2021	-				
Issuance of Common Stock	10,080,000	$ 1,080	$ 398,920		$ 400,000
Net income/(loss)	-	-		$ (162,878)	(162,878)
Balance—December 31, 2021	**10,080,000**	**$ 1,080**	**$ 398,920**	**$ (162,878)**	**$ 237,122**

See accompanying notes to financial statements.

As of inception (September 20, 2021)		**December 31, 2021**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(162,878)
Changes in operating assets and liabilities:		
Inventory		(141,890)
Due from related parties		(5,173)
Net cash provided/(used) by operating activities		**(309,941)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock		400,000
Net cash provided/(used) by financing activities		**400,000**
Change in cash		90,059
Cash—beginning of year		-
Cash—end of year	**$**	**90,059**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Casatera, Inc. was incorporated on September 20, 2021, in the state of Delaware. On September 21, 2021, the company Casatera, Inc. and Casatera, LLC (a Massachusetts limited liability formed on February 17, 2021) were merged. The surviving corporation is Casatera, Inc. The financial statements of Casatera Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boston, Massachusetts.

Casatera, Inc. is engaged in the production of premium, zero sugar Tequila seltzers made for health-conscious consumers using Tequila from an award-winning distillery in Mexico. Launched in Florida on January 29, 2022, Casatera is available in CT, FL, MA, ME, NH, NJ, NY, and RI in more than 300 liquor stores, restaurants, bars, and hotels, including select Total Wine and More and Omni Hotels & Resorts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Income Taxes

Casatera, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its alcohol beverages.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2021, amounted to $143,140, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021
Finished goods	141,890
Total Inventories	**$ 141,890**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 11,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, 10,080,000 shares of Common Stock have been issued and are outstanding.

5. DEBT

As of December 31, 2021, the Company had no debt outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,		**2021**
Net Operating Loss	$	(47,235)
Valuation Allowance		47,235
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 are as follows:

As of Year Ended December 31,		**2021**
Net Operating Loss	$	(47,235)
Valuation Allowance		47,235
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $162,878, and the Company had state net operating loss ("NOL") carryforwards of approximately $162,878. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

As of December 31, 2021, the Company had a receivable from one of the shareholders for $5,173.

In January of 2022, the Company entered into a promissory note agreement for $125,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the six-month anniversary of this note.

In January of 2022, the Company entered into a promissory note agreement for $125,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the three-month anniversary of this note.

In August of 2022, the Company entered into a promissory note agreement for $150,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the six-month anniversary of this note.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 19, 2022, which is the date the financial statements were available to be issued.

In January of 2022, the Company entered into a promissory note agreement for $125,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the six-month anniversary of this note.

In January of 2022, the Company entered into a promissory note agreement for $125,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the three-month anniversary of this note.

In April 2022, the Company issued 150,000 stock options with exercise price of $0.34723.

In August of 2022, the Company entered into a promissory note agreement for $150,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the six-month anniversary of this note.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed regulation crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C

PDF of SI Website

DISCLAIMER

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This presentation may contain forward-looking statements and information relating to, among other things, the company, its industry. These statements reflect management's current views with respect to future events based information current and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place u looking statem ... r illustrative purpose guarantees of ... made. Moreover, no entity assumes ... is under no duty to u conform them to actual results.

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

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Website: https://www.drinkcasatera.com

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Casatera is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below

Company Highlights

- Developed and launched a lineup of 7% ABV, zero sugar, zero carb Tequila seltzers at a time when sales of spirit-based, ready-to-drink (RTD) cocktails increased 226% from 2016 to 2021, and Tequila has become the fastest-growing spirit in the U.S., valued at $12.89B in 2021 and projected to reach $24.19B by 2031.
- Since launching on January 29, 2022, Casatera has generated $228k in YTD revenue (unaudited), $19.1k of which came from DTC e-commerce, while maintaining an AOV of $23.2k from distributors.
- Product is available in 8 states (CT, FL, MA, ME, NH, NJ, NY, and RI) in more than 350 liquor stores, restaurants, bars and hotels, including select Total Wine and More, Omni Hotels & Resorts, Marriott Hotels and Serafina Restaurants. Established more than 800 points of distribution (PODs).
- Key partnerships include leading distributors, such as Breakthru Beverage Group, Horizon Beverage Group, and Opici Family Distributing, Vault49, an internationally award-winning design studio, 1% for the Planet, Mexico's most awarded and woman-owned Tequila distillery and eCommerce platforms, including Drizly.
- Awarded silver medals at the 2022 The Fifty Best for Best Ready-to-Drink Cocktail awards by The Fifty Best and shortlisted alongside established brands such as Espolon Tequila at the 2022 Dieline Awards Shortlist.

Fundraise Highlights

- Total Amount Raised: US $350,000
- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $5,000,000
- Offering Type: Side by Side Offering

Welcome to the home of this exciting new brand. Developing a range of perfectly balanced, expertly blended, zero sugar Tequila seltzers, we are on a mission to open up the premium Tequila experience to a broad audience with a new better-for-you, ready-to-drink (RTD) brand.

The Problem

There is a **lack of higher-ABV, better-for-you, ready-to-drink (RTD) cocktail options**. Most RTD cocktails contain high amounts of sugar, carbohydrates and calories—and are oftentimes low in ABV. And while **80% of U.S. consumers plan to drink RTD cocktails in 2022, 77% of consumers want to do more to stay healthy** in the future.

This puts consumers at odds with themselves at a time when:

- Americans are now buying more RTDs than traditional bottled spirits—**and the category is set to soon exceed all of wine**.
- This growth is expected to give the category command of **8% of total beverage alcohol by 2025**, up from the current 4% share.
- **RTDs are expected to be about 22% of U.S. alcohol sales by 2025**—up from 9.6% in 2020.
- M&A activity by large alcohol companies is common, and spirits **companies have seen exits at 10-20x revenue**.

Meanwhile, Tequila is experiencing unprecedented growth:

- **Tequila has become one of the fastest-growing spirit in the U.S.**, with sales up 30.1% in 2021 compared to 2020.
- In 2022, **Tequila sales are projected to outpace American whiskey** sales for the first time.
- **Tequila sales are expected to surpass vodka sales in 2023**, which would make it the U.S.'s most-purchased spirit by value, at around $13.3B.

The Solution

Meet Casatera, a range of **7% ABV, zero sugar, zero carb Tequila seltzers** using Tequila from an award-winning distillery in Mexico. Available in Lime, Grapefruit and Strawberry, with **a new Tropical Collection coming in early 2023**, each Casatera is perfectly balanced, expertly blended, and **made with all-natural ingredients**.

Traction

Since launching on **January 29, 2022**, Casatera has expanded to 8 markets (CT, FL, MA, ME, NH, NJ, NY, RI). In October 2022, **Casatera surpassed $228k in YTD revenue** and is available in more than **350 liquor stores**, restaurants, bars and hotels, such as **Total Wine & More**.

Gallery





Your new beach day essential.

Media Mentions

DIELINE DIELINE Beverage daily.com BEVNET

The Team

Founders and Officers



Kyle King
FOUNDER

Kyle is an experienced entrepreneur with a background in alcohol and entrepreneurship. Also a 3x founder (1x exit), Kyle is a Class of 2020 graduate from Fairfield University with a Bachelor of Science in Marketing, with a Concentration in Digital Marketing.

During Kyle's time in college, he helped build multiple companies, one of which was acquired in 2021.

Following graduation, before starting Casatera, Kyle joined Boston-based Drizly, the largest online marketplace for alcohol. Before departing Drizly following Uber's $1.1B acquisition in 2022, Kyle learned about the complexities of distribution in the U.S., consumer behavior, and market trends through assisting customers, retail partners, and regional managers, as well as addressing, solving, and tracking problems in real-time.

Following Kyle's time at Drizly, he joined forces with George to seize an opportunity to open the premium Tequila experience to a broad audience with a range of expertly blended, better-for-you Tequila seltzers.



George Cultraro II
FOUNDER

George has a strong background in economics and management. He received his undergraduate degree in Politics from Fairfield University graduating in 2020. Following his undergraduate studies he attended Fairfield's Dolan School of Business and received his MS in Management.

While attending graduate school, Casatera began to take shape. For his year long entrepreneurship project he began to develop the initial Casatera business plan alongside fellow Co-Founder, Kyle King.

From very early on in this process he knew that Casatera could become a viable business, solving for a problem that began to present itself in the RTD market. There was a gap in the market for a premium, higher-ABV, zero sugar, Tequila seltzer and Casatera was born.

Key Team Members

John Donohue

Notable Advisors & Investors

Jonathan Kenyon

Doug Campbell

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Raised to date:	US $350,000 US $0 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	7.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest less than $125,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Total Amount Raised	The Total Amount Raised may include $350,000 of investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Closing conditions:	While Casatera has set an overall target minimum of US $500,000 for the round, Casatera must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Casatera's Form C.
Regulation CF cap:	While Casatera is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,235,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Update on SeedInvest:	Circle, SeedInvest's parent company, has made the strategic decision to focus on its core business and, as a result, entered into an agreement to divest SeedInvest to fellow fundraising platform, StartEngine. The finalization of this acquisition is contingent upon FINRA approval, which is expected to be received in up to six months. During that time, SeedInvest intends to continue operating as usual, including facilitating investments into startup companies. The value of the securities you purchase through the SeedInvest platform will not be impacted and the securities will continue to be subject to the custodial arrangement outlined in "Custody of Shares". StartEngine will facilitate custody of investments and management of investor actions after the formal closing of the acquisition. Investors will be proactively notified of any actions that may be required and any updated information. Please find more detail at seedinvest.com/about and please reach out to contactus@seedinvest.com with any questions.

Use of Proceeds

If Minimum Amount Is Raised


Advertising and Marketi...
Sales Support
General Business Expen...
Travel

If Maximum Amount Is Raised


Advertising and Marketi...
Sales Support
General Business Expen...
Travel

Investor Perks

Try Casatera Tequila Seltzer

We're offering potential SeedInvest investors a **50% discount** to try Casatera. Go to **drinkcasatera.com** and use the **discount code SEED** at checkout to receive the 50% discount **exclusive to SeedInvest users**.

Early Bird Bonus:

Investors who confirm their investment by **Wednesday, December 14, 2022 at 11:59 PM ET** will receive a complimentary bump up to the next level of perks (must qualify for a perk tier to receive the boost).

Perks:

Tier 1: Investors of **$1,500-$2,499** or more will receive a 1-month subscription* of Casatera **($84 value)**. *A 1-month subscription is equivalent to 24 cans.

Tier 2: Investors of **$2,500-$4,999** or more will receive a 2-month subscription of Casatera **($168 value)**.

Tier 3: Investors of **$5,000-$9,999** or more will receive a 3-month subscription of Casatera **($252 value)**.

Enthusiast: Investors of **$10,000-$24,999** or more will receive a 6-month subscription of Casatera plus a custom, Casatera-branded cooler **($1,004 value)**.

Ambassador: Investors of **$25,000 or more** will receive a 9-month subscription of Casatera plus a custom, Casatera-branded cooler, a quarterly one-on-one call or in-person meeting with the Co-Founders and early access to new products **($1,255 value)**.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Casatera's prior rounds by year.


$6000000
$5000000
$4000000
$3000000
$2000000
$1000000
$0
Pre-Seed (Common)
Other Seed Round 1 (Common)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $300,000
Closed Date	Apr 1, 2021
Security Type	Common Equity
Pre-Money valuation	US $750,000

Seed Round 1

Round Size	US $350,000
Closed Date	Feb 1, 2022
Security Type	Common Equity
Pre-Money valuation	US $3,500,000

Market Landscape


$3 000 000 000
$2 500 000 000
$2 000 000 000
$1 500 000 000
$1 000 000 000
$500 000 000
$0
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Global Ready-To-Drink (RTD) Cocktails Market Size

Ready-to-Drink (RTD) Cocktail Market

The global RTD cocktails market size was **valued at $782.8M** in 2021 and is expected to expand at a **compound annual growth rate (CAGR) of 13.4%** from 2022 to 2030, according to Grand View Research.

- According to Mintel data, total volume **sales of spirit-based RTD cocktails increased 226%** from 2016 to 2021.
- In 2021, nearly 50% of adults over 22 years old reported drinking RTD cocktails, up from 40% in 2018, according to SevenFifty.
- What's more, Natalie Accari, the Vice President of RTDs and Convenience for Pernod Ricard said that "Spirits-based RTDs have been experiencing exponential growth, and we **could see the segment hitting 100 million cases** per year by 2025." She added that Pernod Ricard expects "the RTD category to double in size by 2025".
- Moreover, according to the Distilled Spirits Council of the United States, 55% of respondents prefer spirits-based beverages to other RTD choices.
- Last but not least, according to Drizly's 2021 Retail Report, 60% of retailers surveyed plan to stock more RTD cocktails next year.

Tequila Market

The global Tequila market size was **valued at $12.89B** in 2021 and is projected to reach $24.19B by 2031, growing at a **CAGR of 6.6%** from 2022 to 2031, according to Allied Market Research.

- Tequila has become the fastest-growing spirit in the U.S., with **sales up 30.1% in 2021 compared to 2020**.
- Moreover, **Tequila sales are expected to surpass vodka sales** in 2023.
- In addition, in 2022, according to data from the IWSR, **Tequila and mezcal are set to have greater sales than American-made whiskey** for the first time ever.
- Lastly, Tequila has been the fastest-growing spirits category in terms of share gains on Drizly in 2022.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to continue operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not have an employment contract in place with Kyle King or George Cultraro II, the co-founders. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Kyle King or George Cultraro II were to leave Casatera, Inc., the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, which are counting towards escrow. Approximately $350,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on November 8, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch.

The Company's cash position is relatively weak. The Company currently has only $100,191.02 in cash balances as of October 31, 2022. This equates to about 2 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has not filed a Form D for its prior equity offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to complete this filing with the SEC or get an exemption may lead to potential risks such as late penalties, fines, the right of investors to get their investments back, and even further charges. The Company has not received any notification of any of these penalties, and successfully closed on investments from these prior equity rounds. There is limited risk to current investors due to the late Form D filings.

The Convertible Notes being sold in this offering carry a payout term specific for Major Investors. The Convertible Notes include a term that specifies a 2x payment in certain corporate transactions only for Major Investors. This structure could be harmful to non-major investors depending on the actual proceeds received from such a corporate transaction. The Convertible Note defines Major Investors as any investor that invests over $125,000. SeedInvest investors are able to become major investors should they invest above this threshold. Please see more detail in the Convertible Note in the Data Room.

The Convertible Notes being sold in this offering accrue simple interest. Simple interest is a form of interest that can result in a lower conversion amount compared to a Convertible Note that accrues compound interest. Please see more detail in the Convertible Note in the Data Room.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company has the following related party transactions. As of December 31, 2021, the Company had a receivable from one of the shareholders for $5,173. In January of 2022, the Company entered into a promissory note agreement for $125,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the six-month anniversary of this note. In January of 2022, the Company entered into a promissory note agreement for $125,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the three-month anniversary of this note. In August of 2022, the Company entered into a promissory note agreement for $150,000 with one of the private shareholders. The note bears an interest rate of 7% and shall be due and payable on demand any time after the six-month anniversary of this note.

The Company has outstanding liabilities. The Company has outstanding promissory notes with shareholders worth approximately $275,000 plus interest with terms as detailed in the risk regarding related party transactions.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on George Cultraro II and Kyle King. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company relies on other companies to provide ingredients for their products. They depend on these suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of major components or subsystems for their products, or from whom they acquire such items, do not provide ingredients which meet required specifications and perform to their and their customers' expectations. Their suppliers may be less likely than them to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where they rely on only one or two subcontractors or suppliers for a particular ingredient.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed regulation crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
Financials (2 files)	Nov 24, 2022	Folder
Fundraising Round (1 file)	Nov 24, 2022	Folder
Investor Agreements (1 file)	Nov 24, 2022	Folder
Miscellaneous (4 files)	Nov 24, 2022	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an

accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Casatera

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Casatera. Once Casatera accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Casatera in exchange for your securities. At that point, you will be a proud owner in Casatera.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Casatera has set a minimum investment amount of US $1,000.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Casatera does not plan to list these securities on a national exchange or another secondary market. At some point Casatera may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Casatera either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Casatera's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Casatera's Form C. The Form C includes important details about Casatera's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

1% FOR THE PLANET

CASA TERA

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.


CA
SA
TE
RA
LIME

PREMIUM, ZERO SUGAR TEQUILA SELTZERS MADE FOR HEALTH-CONSCIOUS CONSUMERS USING TEQUILA FROM AWARD-WINNING DISTILLERY IN MEXICO


TEQUILA SELTZER
TEQUILA SELTZER
TEQUILA SELTZER

HIGHLIGHTS

Innovation

Developed and launched a lineup of 7% ABV, zero sugar, zero carb Tequila seltzers at a time when sales of **spirit-based, ready-to-drink (RTD) cocktails increased 226% from 2016 to 2021**, and Tequila has become the **fastest-growing spirit in the U.S.**, valued at $12.89B in 2021 and projected to reach $24.19B by 2031.

Launch

Since launching on January 29, 2022, Casatera has generated **$228k in YTD revenue** (unaudited), $19.1k of which came from DTC e-commerce, while maintaining an **AOV of $23.2k** from distributors.

Traction

Product is **available in 8 states** (CT, FL, MA, ME, NH, NJ, NY, and RI) in **more than 350 liquor stores**, restaurants, bars and hotels, including select **Total Wine and More**, Omni Hotels & Resorts, Marriott Hotels and Serafina Restaurants. Established more than **800 points of distribution (PODs).**

Partnerships

Key partnerships include **leading distributors**, such as Breakthru Beverage Group, Horizon Beverage Group, and Opici Family Distributing, **Vault49**, an internationally award-winning design studio, **1% for the Planet**, Mexico's **most awarded and woman-owned Tequila distillery** and **eCommerce platforms**, including Drizly.

Awards

Awarded silver medals at the 2022 The Fifty Best for Best Ready-to-Drink Cocktail awards by The Fifty Best and shortlisted alongside established brands such as Espolon Tequila at the **2022 Dieline Awards Shortlist**.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



OUR STORY

Our door is always open—so come on in and experience our world. What you'll find inside is beyond any expectation—a world of elevated enjoyment on your terms.

Kyle King and George Cultraro II are two former college roommates who fundamentally believed in creating a better ready-to-drink (RTD) cocktail—one that celebrated Tequila and had a minimal impact on diet.

King and Cultraro II wanted to create a product and a brand that offered more than what was on the market. Consuming traditional, malt-based hard seltzers throughout their time in college, the two, after searching with little luck, decided to build their ideal alternative—an upscale, look good-feel good Tequila seltzer that clocked in at 7% ABV, with zero sugar and zero carbs.

PROBLEM

There is demand for **higher-ABV, better-for-you**, ready-to-drink (RTD) cocktail options.

Most RTD cocktails contain high **amounts of sugar, carbohydrates and calories.**

80% of U.S. consumers plan to drink RTD cocktails in 2022.

But 77% of **consumers want to** do more to **stay healthy** in the future—leaving consumers at a crossroads.

SOLUTION

A range of 7% ABV, **zero sugar**, zero carb **Tequila seltzers**.

Made with **real, high-quality Tequila** from Mexico's most awarded Tequila distillery.

Perfectly balanced and expertly blended.

Made without artificial flavors, sweetners or additives.


TEQUILA SELTZER


TEQUILA SELTZER
CASATERA
ALWAYS MADE WITH REAL TEQUILA
7%
LIME
0
TEQUILA WITH NATURAL FLAVORS
AND SPARKLING WATER


TEQUILA SELTZER
CASATERA
ALWAYS MADE WITH REAL TEQUILA
GRAPEFRUIT
TEQUILA WITH NATURAL FLAVORS
AND SPARKLING WATER


TEQUILA SELTZER
CASATERA
ALWAYS MADE WITH REAL TEQUILA
STRAWBERRY
TEQUILA WITH NATURAL FLAVORS
AND SPARKLING WATER

"CASATERA BRINGS WELCOME DISRUPTION TO THE RTD CATEGORY WITH AN UNAPOLOGETICALLY BOLD DESIGN. IT'S A POWERFUL, SINGULAR BRAND THAT IS INSTANTLY RECOGNIZABLE, WITH EVERY DETAIL CRAFTED TO PERFECTION."

Jonathan Kenyon, CEO, Vault49

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.


1% FOR THE PLANET
TEQUILA SELTZER
CASATERA
7% ALCOHOL
LIME


CASATERA
LIME

EARLY SUCCESS AND CONTINUED TRACTION IN KEY MARKETS.

- Casatera is available in CT, FL, MA, ME, NH, NJ, NY, and RI in **more than 350 liquor stores**, restaurants, bars and hotels.
- Key accounts include **Total Wine and More**, Omni Hotels & Resorts, Marriott Hotels and Serafina Restaurants.
- Established **more than 800 points of distribution** (PODs).
- As of October 2022, Casatera generated **$228k in YTD revenue** with an AOV of $23,198, $19.1k of which came from DTC e-commerce—and is on pace for **$249k in FY22 revenue.**

See projections in Data Room for more detail.

MARKET GROWTH


Actual
Number of Markets
20
15
10
5
0
1
2
8
9
12
13
15
16
Q1 2022
Q2
Q3
Q4
Q1 2023
Q2
Q3
Q4

On pace for an average of 2 market adds per quarter, beating expectations and competing brands' historical performance.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

ACCOUNT GROWTH


Actual
Number of Accounts
2000
1500
1000
500
0
8
175
327
565
810
1050
1375
1690
Q1 2022
Q2
Q3
Q4
Q1 2023
Q2
Q3
Q4

On pace for 565 accounts before 2023, and 1,690 before 2024, representing consistent growth as the business expands and invests into sales and marketing.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

HISTORICAL REVENUE


Actual
$249K
$250K
$228K
$200K
$150K
$137K
$100K
$73K
$50K
$0
Q1 2022
Q2
Q3
Q4

Cumulative. AOV of $23,198. On pace for $249k in FY22 revenue, demonstrating strong, consistent traction and inventory depletion.

See projections in Data Room for more detail.

2023-2024 REVENUE PROJECTIONS

- Business has plans to launch an **8-pack Variety Pack**—named the Tropical Collection—featuring 4 brand new, compelling SKUs in **Q1 2023**.

- **Key account targets** for the Tropical Collection in 2023-2024 include Whole Foods, Costco, Target, Wegmans, BevMo!, ABC Fine Wine & Spirits and more.

- Business has plans to **launch strong, multi-regional** PR and marketing **campaign** through **existing relationship** with direct-to-consumer PR firm behind brands such as Sweetgreen, Hinge and more.


$8.0M
$6.0M
$4.0M
$2.0M
$0.0
$324.9K
$932.3K
$1.7M
$2.5M
$3.7M
$4.9M
$6.2M
$7.3M
Q1 2023
Q2
Q3
Q4
Q1 2024
Q2
Q3
Q4
Cumulative

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

"CASATERA HAS THE POTENTIAL TO BE A CATEGORY LEADER. THE LIQUID IS EXACTLY WHAT CONSUMERS ARE GRAVITATING TOWARDS."

Bob Pingeton, Beverage Director, Horizon Beverage Group

"THE LIQUID IS WORLD-CLASS AND THE PACKAGING IS PERFECT. CASATERA BECAME ONE OF OUR FASTEST-SELLING BRANDS THIS SUMMER."

Jeff Gray, Co-Owner, Vacationland Distributors

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

HOW WE STACK UP


Premium
Less Healthy
Better-For-You
Economy
CUTWATER SPIRITS
VOLLEY
CANTINA Especial
CASA SA TE RA
HORNITOS
MAMITAS TEQUILA SELTZER
Onda
Playa mar

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

HOW WE STACK UP

Brands	ABV	Sugar	Carbs	Calories	Made with Real Tequila
Casatera	**7%**	**0g**	**0g**	**140**	**Yes**
Onda	5%	Zero Added Sugar	1g	100	Yes
Mamitas	5%	0.9-1.4g	0.9-1.4g	95	No Evidence
Cutwater	5.9-13.2%	17-27g	17-27g	212-360	Yes
Hornitos	5%	Amount Not Specified	Various Sources Indicate 4g	114	Yes
Cantina	5.5%	0g	1g	99	No Evidence
Playamar	4.5%	0g	0g	95	Yes
Volley	5.25%	Has Sugar, But Amount Not Specified	1-4g	100-110	Yes
VIDE	5%	0g	0g	99	Yes
Two Chicks	5%	17g	20g	180	No Evidence

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

1% FOR THE PLANET

OUR COMMITMENT TO DOING BETTER DOESN'T END WITH OUR PRODUCTS.

We are a proud member of 1% for the Planet—a global network of businesses, individuals and Environmental Partners tackling our planet's most pressing environmental issues. 1% for the Planet member businesses give at least 1% of their annual sales directly to approved environmental partners.

AT THE INTERSECTION OF SEVERAL TRENDS DRIVING GROWTH.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

- Americans are now buying more RTDs than traditional bottled spirits—and the category is **set to soon exceed all of wine.**
- RTDs are expected to be about **22% of U.S. alcohol sales** by 2025—up from 9.6% in 2020.
- Meanwhile, **Tequila has become the fastest-growing spirit in the U.S.** And in 2022, Tequila sales are expected to outpace American whiskey for the first time, with Tequila sales also **expected to surpass vodka** sales in 2023.
- And while 80% of U.S. consumers plan to drink RTD cocktails in 2022, **77% of consumers want to do more to stay healthy in the future.**

RTDS ARE THE FASTEST GROWING BEV-ALC CATEGORY IN THE U.S.

The global RTD cocktails market size was valued at $782.8M in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 13.4% from 2022 to 2030, according to Grand View Research.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

- According to Mintel data, total volume **sales of spirit-based RTD cocktails increased 226%** from 2016 to 2021.
- In 2021, nearly 50% of adults over 22 years old reported drinking RTD cocktails, **up from 40% in 2018**, according to SevenFifty.
- Moreover, according to the Distilled Spirits Council of the United States, 55% of respondents **prefer spirits-based beverages** to other RTD choices.
- Last but not least, According to Drizly's 2021 Retail Report, **60% of retailers** surveyed **plan to stock more RTD cocktails** next year.

TEQUILA REMAINS THE FASTEST-GROWING SPIRIT.

The global Tequila market size was valued at $12.89B in 2021 and is projected to reach $24.19B by 2031, growing at a CAGR of 6.6% from 2022 to 2031, according to Allied Market Research.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

- Tequila has **become the fastest-growing spirit in the U.S.**, with sales up 30.1% in 2021 compared to 2020.
- Moreover, Tequila sales are expected to **surpass vodka sales** in 2023.
- In addition, in 2022, according to data from the IWSR, **Tequila and mezcal are set to have greater sales than American-made whiskey** for the first time ever.
- Lastly, Tequila has been the **fastest-growing spirits category** in terms of share gains **on Drizly in 2022**.


1% FOR THE PLANET

CA SA TE RA

CA SA TE RA

LEADERSHIP



Kyle King
Co-Founder

3x Founder, 1x Exit
Formerly at Drizly
BS in Marketing, Fairfield University



George Cultraro II
Co-Founder

BA in Politics, Fairfield University
MS in Management, Fairfield University



John Donohue
Chief Sales Officer

Formerly SVP, Breakthru Beverage Group
Formerly Senior Director, Diageo
23 Years of Bev-Alc Experience

ADVISED BY INDUSTRY EXPERTS



Jonathan Kenyon
Investor, Advisor

Co-Founder, CEO, Vault49
(Internationally Award-winning Branding Agency)



Doug Campbell
Advisor

CEO at EIGHT Beer (Founded by Troy Aikman)
Former Brand Director, Ketel One, Diageo

USE OF FUNDS

Casatera is looking for funding to accelerate our growth for marketing, sales support, etc.



Travel
5%
Sales Support
36%
Advertising and Marketing
50%
General Business Expenses
9%

1% FOR THE PLANET

CASATERA